October 4, 2019

Amit Dror
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona 7403635
Israel

       Re: Nano Dimension Ltd.
           Registration Statement on Form F-3
           Filed September 23, 2019
           File No. 333-233905

Dear Mr. Dror:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3 filed September 23, 2019

General

1. This registration statement appears to cover the resale of American Depositary Shares representing approximately 104% of your currently outstanding ordinary shares and even a higher percentage of your non-affiliate public float. Additionally, we note that your
       Chief Executive Officer and Orin Hirschamn, who appears to be an affiliate of the company, are offering 33% of the ADSs in this offering. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide a detailed legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in
 Amit Dror
Nano Dimension Ltd.
October 4, 2019
Page 2
       Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



FirstName LastNameAmit Dror                                 Sincerely,
Comapany NameNano Dimension Ltd.                            Division of
Corporation Finance
October 4, 2019 Page 2
cc:       Oded Har-Even, Esq.
FirstName LastName